VERMILLION, INC.
6611 Dumbarton Circle
Fremont, California 94555
December 12, 2007
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Mr. Tim Buchmiller

Re:	Vermillion, Inc. — Registration Statement on Form S-1 (File No. 333-146354) (the “Registration Statement”)
Ladies and Gentlemen:
          In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vermillion, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of effectiveness of the Registration Statement to 4:00 P.M. (Eastern time) on December 13, 2007, or as soon thereafter as practicable. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock and warrants exercisable for common stock by selling stockholders.
          The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.
          The Company hereby acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking action with respect to the Registration Statement; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Robert Purcell by telephone at (415) 856-7049.

Very truly yours, VERMILLION, INC.
By:	/s/ Qun Zhou
Qun Zhou
Interim Chief Financial Officer and Corporate Controller